Exhibit 99.73

ORLA MINING LTD.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on Wednesday, June 12, 2019

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 9:00 am, Vancouver Time, on Monday, June 10, 2019

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of Orla Mining Ltd. (the "Corporation") hereby appoint(s): Etienne Morin, Chief Financial Officer of the Corporation, or failing him, Jason Simpson, President and Chief Executive Officer of the Corporation, or failing him, Christine Gregory, Corporate Secretary of the Corporation,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Corporation to be held at 202 – 595 Howe Street, Vancouver, BC, on Wednesday, June 12, 2019 at 9:00 am (Vancouver time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Charles Jeannes	☐	☐	02. Richard Hall	☐	☐	03. Jason Simpson	☐	☐
04. Jean Robitaille	☐	☐	05. George Albino	☐	☐	06. Tim Haldane	☐	
07. David Stephens	☐	☐	08. Elizabeth McGregor	☐	☐			

2. Appointment of Auditors

For ☐ Withhold ☐

Appointment of Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Corporation for the ensuing year and authorize the board of directors to fix the remuneration of the auditor.

3. Amendments to 10% Rolling Stock Option Plan

For ☐ Against ☐

To consider, and if deemed advisable, to pass an ordinary resolution to approve certain amendments to the Corporation's stock option plan, as more particularly described in the accompanying management information circular.

4. Amendments to Restricted Share Unit Plan

For ☐ Against ☐

To consider, and if deemed advisable, to pass an ordinary resolution to approve certain amendments to the Corporation's restricted share unit plan, as more particularly described in the accompanying management information circular.

5. Amendments to Deferred Share Unit Plan

For ☐ Against ☐

To consider, and if deemed advisable, to pass an ordinary resolution to approve certain amendments to the Corporation's deferred share unit plan, as more particularly described in the accompanying management information circular.

6. Approval of Early Warrant Exercise Program

For ☐ Against ☐

To consider and if deemed advisable, approve with or without variation, a resolution approving the implementation of the Corporation's early warrant exercise program as described in the accompanying information circular.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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